December 7, 2009

VIA EDGAR TRANSMISSION AND FAX Mr. Larry Spirgel Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Ikanos Communications, Inc.
Definitive Proxy Statement filed on Form 14A, filed April 14, 2009
File No. 000-51532

Dear Mr. Spirgel:

     Ikanos Communications, Inc. (“Ikanos” or the “Company”) is responding to the additional comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated November 17, 2009 concerning the Company’s Definitive Proxy Statement filed on April 14, 2009.1

Response to Staff’s Comments

Definitive Proxy Statement; Executive Compensation Components, page 21.

1.	We have considered your responses to comments four and six from our letter dated October 28, 2009. We note your statement that the financial targets used in the company’s Annual Operating Plan contain “non-public financial data.” Please tell us how you calculate each revenue and operating results target.

Explain whether these targets consist of financial-statement line items, non-GAAP measures derived from financial-statement line items or other publicly disclosed figures. If they do, please provide further analysis as to why disclosure of such numerical targets in future filings would cause you competitive harm when disclosure of the performance targets will occur after the actual company revenue and operating income have been disclosed in your Form 10-K. In addition, we note that much of the insight that you argue disclosure of these targets will afford competitors seems to be important trend and management strategy information that is required to be disclosed as forward looking information and analyses in management’s discussion and analysis of financial condition and results of operation. Please provide us with examples of these targets and specifically address how disclosure of such information would cause you competitive harm. Refer to Item 402(b)(2)(v) of Regulation S-K. For more information, please see also Question 118.04 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs- kinterp.htm.

1 We respectfully note that the Staff’s November 17, 2009 letter refers to a Definitive Proxy Statement filed on April 22, 2009. On that date the Company filed three Schedules 14A that including soliciting material filed pursuant to Rule 14a-12 (CFR §240.14a-12); these filings were unrelated to the Company’s Annual Meeting of Stockholders. The Definitive Proxy containing the compensation-related discussion upon which the Staff has commented are contained in the Company’s Definitive Proxy filed on Schedule 14A on April 14, 2009.

Response:

     The Company respectfully responds that for the reasons set forth below, both the company-wide financial performance targets and individual executives’ quantitative and qualitative performance targets constitute competitively sensitive non-public information. The disclosure of such detailed, sensitive non-public information in the context of the Company’s compensation disclosure would be competitively harmful and is therefore protected from disclosure by Instruction 4 to Item 402(b) of Regulation S-K.

     “Competitive Harm” Disclosure Exception. Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 applies to “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person (which includes a corporation); and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

     Commercial or Financial Information. The terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and courts have specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Similarly, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.

     Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

Company and Individual Performance Targets

     During fiscal 2008, the performance objectives for the Company’s named executive officers were to achieve (i) certain financial targets projected in the Company’s internal Annual Operating Plan, and (ii) specified individual performance targets, which are both quantitative and qualitative. In addition, notwithstanding the level of achievement of the performance goals, the Company’s 2008 Executive Bonus Plan grants the Compensation Committee discretion to increase or decrease an executive’s bonus amount based on the Committee’s assessment of that executive’s overall performance.

     Company-Level Performance Targets. The Company-wide performance goals taken from the internal Annual Operating Plan (“AOP”) are revenue and operating margin dollar targets. These AOP numbers are never released to the public, and are used solely as internal management tools. The Company’s Definitive Proxy Statement filed on Schedule 14A on April 14, 2009 (the “Proxy Statement”), states that “The Executive Bonus Plan’s threshold requirement was that the Company meet or exceed the GAAP revenue and non-GAAP operating margin dollar targets set in the Company’s Annual Operating Plan for fiscal year 2008.” The Company’s internal AOP, and consequently the target levels of the performance objectives, represent the Company’s confidential internal goals for its business, financial and operational strategies.

     Individual Performance Targets. Individual executives’ performance targets are generally focused on the operations of each executive’s area of responsibility. For example:

·	The senior engineering executive’s goals are tied, inter alia, to achievement of specific product development milestones for individual products in development, which details are inherently sensitive, non-public information.

·	In a similar vein, the senior operations executive’s goals include details that pertain to the Company’s relationships with its fabrication, test and packaging subcontractors. The relationships with these subcontractors are highly sensitive and governed by strict confidentiality agreements.

·	The Vice President of Worldwide Sales’ goals for 2008 included both company-wide revenue goals and goals to win new business. As described in the Proxy Statement, his goals included “Incentives to win original equipment manufacturer (“OEM”) designs and launch new products. The total payout for the year was targeted at 40% of our Vice President of Worldwide Sales’ total variable compensation, and 30% of his annual base salary.” Any more specific description of the Vice President of Worldwide Sales’ personal performance targets would enable competitors to see where the Company was successful or unsuccessful on a customer-by-customer and product-by-product basis, details that are subject to confidentiality agreements with customers.

     The Company believes that disclosure of any of these performance targets would cause substantial harm to its competitive position. If the Company is required to disclose the performance target levels, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including: plans for growth and, through the relationship between booking and revenue targets, the nature of the license agreements; profitability, investment and increased operational focus; and allocation of resources.

     The Company is one of the smallest public company competitors in the broadband and network processor semiconductor market. Our future success depends in part on preserving existing market share and executive strategies to gain market share from competitors in emerging markets. If the Company were forced to disclose its performance targets, the Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations. For example, competitors could use such information to recruit employees, who the competitor will know by virtue of the

Company’s performance target disclosures suggested by the Staff’s comments, have customer- or vendor-specific knowledge, away from the Company. In addition, competitors would be able to use the historical performance target disclosures to pursue activities that are designed to prevent the Company from achieving its strategies. Last year’s performance goals are incremental activities that are part of the Company’s overall business strategy. Any changes to the

Company’s closely-guarded strategic planning activities would likely be reflected in the company-wide financial and individual performance goals. The disclosure of such changes through the publication of met and unmet performance targets would give competitors the ability to understand the Company’s plans. This would effectively hobble the Company’s ability to execute specific tactical and strategic goals that the Company is not obligated to disclose in any other context, but a competitor could obtain through the proposed disclosures. As noted in our response to the Staff’s October 28 letter, the Company’s competitors that are not publicly traded in the United States have no comparable reporting requirements. Disclosure of the Company’s performance target levels without a corresponding opportunity to access similar information from its many smaller competitors would place the Company at a strategic and competitive disadvantage.

     Furthermore, as other issuers have noted in response to similar Staff comments, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks. Again, as stated in our response to the Staff’s October 28 letter, the Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

     The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders. The Company believes that access to its performance target levels by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance. The Company believes this could result in a materially adverse impact on its stock price and negatively affect its stockholders.

     Disclosure of the past year’s performance targets, although historical information, may nonetheless cause competitive harm to the Company and its stockholders. The Company derives revenues primarily from the sale of its semiconductor products. It generally takes about 18 months or more to develop and commercialize a new product, and further time to achieve design wins with customers. Even then, once a design win is achieved, even more time passes before the Company recognizes revenue from production-quantity sales to those customers. That time period lengthens when taking into account the time taken to identify, plan, and schedule the resources needed to design a new technology, penetrate a new market or win a new customer. At any given time, the Company may be in various stages of this life-cycle for a number of products. Thus, information regarding the objectives related to the Company’s design win goals and other financial targets, even if given for a past year, can still provide valuable but unfair competitive information to the Company’s competitors about the Company’s expectations for its business, financial and operational strategies, because the information may be given as to products that have not reached the shipping stage at the time of the disclosure, and thus not public knowledge in terms of their life cycle and expected release dates. Whether or not any given performance goals are achieved, the disclosure of these goals in a subsequent year will provide the Company’s competitors with valuable information regarding the Company’s strategic direction. Competitors would then be able to utilize this information and target the Company’s customers, design similar products, or alter the timing of the release of their own similar products. Thus, disclosure of the objectives, regardless of the weight of the objective in determining the individual’s payout, would clearly be harmful to the Company, its future operations, and its stockholders.

     Moreover, the disclosure of the Company’s financial targets could be misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance for such quarter. The financial targets in the performance goals which are set at an earlier date, often do not mirror the Company’s current business outlook, and therefore are unlikely to provide a realistic expectation of the Company’s financial performance. The disclosure of such targets could cause confusion in the investment community, and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.

     In response to the Staff’s comment regarding the applicability of Item 402(b)(2)(v) of Regulation S-K, the Company observes that its existing management’s discussion and analysis of financial condition and results of operation (“MD&A”) in its period reports filed on Form 10-K and 10-Q, including the associated discussion of risk factors, already contain extensive disclosure of known trends and uncertainties. The MD&A already provides investors with an accurate discussion of the material trends affecting the Company’s business without revealing details such as specific individual executives’ performance goals that a competitor could use the Company’s disclosures to exact competitive damage to the business, to our stockholders’ detriment.

     For all of the forgoing reasons, the Company believes that disclosing its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

* * * *

Ikanos Communications, Inc. again acknowledges that:

·	the Company is responsible for the adequacy of the disclosure in the filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or additional comments regarding our response to the Staff’s comments, please contact me at (510) 438-6203.

Sincerely, /s/ Noah D. Mesel Noah D. Mesel Vice President & General Counsel